SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 18, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF) 76.535.764/0001-43
COMPANY REGISTRY ID (NIRE) 53.3.0000622-9

MINUTES OF THE GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH ISSUE, 4TH PUBLIC
ISSUE, OF SIMPLE DEBENTURES NON-CONVERTIBLE INTO SHARES, HELD ON DECEMBER 17, 2008

(Drawn up in the summary format, pursuant to paragraphs 1 and 2 of Article 130 of Law 6,404/76)

I. DATE, TIME AND PLACE: The meeting was held on December 17, 2008, at 3:00 p.m., at the headquarters of Brasil Telecom S.A. (“Company” or “Issuer”), located in Brasília, Federal District at SIA Sul - Área de Serviços Públicos - Lote D - Bloco B.

II. ATTENDANCE: Debenture holders representing more than ninety percent (90%) of outstanding debentures of 5th issue, 4th public issue, of the Company (“5th Issue of Debentures”), as verified by the signatures on the Debenture Holders Attendance List and by the Fiduciary Agent. Messrs. Paulo Narcélio Simões do Amaral and Filipe Laudo de Camargo, representing the Issuer, and Messrs. Carlos Alberto Bacha and Rinaldo Rabello Ferreira, representing the Fiduciary Agent – Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. also attended the meeting.

III. PRESDING BOARD: Chairman, Mr. Paulo Jorge Ribeiro Rodrigues; and Secretary, Mr. Filipe Laudo de Camargo.

IV. CALL NOTICE: Call notice was published on the editions of December 2, 3 and 4, 2008 of the newspapers: (i) Jornal de Brasília, (ii) Jornal Valor Econômico; and (iii) Official Gazette of the Federal Union.

V. AGENDA: To examine, discuss and resolve on the following matters: (i) proposal of amendment to item 4.2 of Clause IV of the Deed of the 5th Debentures Issue (“Deed”), in order to change the remuneration index of the debentures under specific circumstances; (ii) proposal of amendment to Clause V of the Deed, in order to include a new exception to the Mandatory Acquisition rule (as defined in the Deed); and (iii) authorization to the fiduciary agent to enter into an amendment to the Deed, in order to reflect the resolutions of this General Debenture Holders Meeting (“GDM”).

VI. OPENING: Once the meeting was convened, the Chairman, helped by the representative of the Fiduciary Agent, verified the prerequisites of quorum and summons, declaring the GDM instated with the attendance of debenture holders representing ninety-nine point thirty-seven percent (99.37%) of outstanding debentures of the 5th Debentures Issue.

VII. READING OF DOCUMENTS, VOTING AND DRAWING UP OF THE MINUTES:

(i) Reading of the documents related to the matters to be resolved at this GDM was waived by unanimous vote, since they are fully known by debenture holders;

(ii) Declarations of vote, protest and dissent that may have taken place will be numbered, received and have their content verified by the Presiding Board and filed at the Company’s headquarters, pursuant to Article 130, paragraphs 1 and 2 of Law 6,404/76; and

(iii) The drawing up of these minutes of the GDM in the summary format and their publication with omission of the signatures of all debenture holders was authorized, pursuant to Article 130, paragraphs 1 and 2 of Law 6,404/76, respectively.

VIII. RESOLUTIONS: After discussing the matters in the Agenda, debenture holders representing ninety-seven point fifty percent (97.50%) of the outstanding debentures of the 5th Debentures Issue approved, the only contrary vote cast by debenture holder Eros Fundo de Investimentos Multimercado de Longo Prazo, who proposed that the new form of remuneration should be implemented as of the execution of the amendment to the deed mentioned in the agenda:

(i) to amend Item 4.2.1 of Clause IV of the Deed shall be effective with the following new wording:

“4.2.1 In compliance with the provision in item 4.2.12 below, on the Par Value of the Debentures, net of amortizations previously carried out and paid, compensation interest corresponding to one hundred four wholes percent (104%) of the daily average rate of DI - one-day Interbank Deposits, Extra-Group, expressed in the percentage per annum form, on a two hundred fifty-two (252) business-day basis, daily calculated and published by CETIP (the “DI Rate”), shall incur, calculated exponentially and cumulatively pro rata temporis by business days elapsed (the “Remuneration”).

(ii) to create a new item 4.2.12 in Clause IV is created, which shall be in the Deed with the following wording:

“Should the Issuer choose to change the Remuneration, pursuant to items 5.6.1(b) and 5.6.2 below, items 4.2.1 to 4.2.7 of the Deed shall be effective with the following new wording. The other items of clause 4.2 shall continue to be effective without amendments.”

“4.2.1 As of the publication date of the Notice to Debenture holders (as defined in 5.6.2), the Debentures shall earn interest corresponding to the accumulation of the daily average rates of DI - one-day Interbank Deposits, Extra-Group (“DI Rates”), calculated and published by CETIP, capitalized of spread or surtax of three and a half percent (3.5%) per annum, on a two hundred fifty-two (252) business-day basis, incurring on the Unit Par Value of the Debenture, and paid at the end of each Capitalization Period, according to the formula below (“Remuneration”).

4.2.2 Capitalization Period is the time interval which starts on the payment date of interest immediately prior and ends on the estimated payment date of interest corresponding to the period. Each Capitalization Period succeeds the previous one without interruption. The interest corresponding to the Capitalization Periods shall be owed semiannually, on June 1 and December 1 of each year, and the last payment shall be made on June 1, 2013.

4.2.3 The daily average rates are accumulated exponentially by using the pro rata temporis criterion, up to the date of the effective payment of interest, in order to cover all the Capitalization Period, in compliance with the provision in 4.2.4 in relation to the determination of FatorDI and FatorSpread.

4.2.4 The interest calculation, as of the publication date of the Notice to Debenture holders, shall obey the following formula:

where:

J	amount of interest owed at the end of each Capitalization Period, calculated with six (6) decimal places without rounding;

VNe	Unit Par Value of the Debenture at the beginning of each Capitalization Period, informed/calculated with six (6) decimal places, without rounding;

FatorDI	product of the DI Rates (i) from the publication date of the Notice to Debenture holders, inclusive, for the Capitalization Period which ends immediately after the date of publication of the Notice to Debenture Holders or (ii) from the initial date of the Capitalization Period, inclusive, for the other Capitalization Periods, up to the calculation date, exclusive, calculated with eight (8) decimal places, with rounding;

where:

nDI	total number of DI Rates, with "nDI" being a whole number;

TDIk	DI Rates of the k series, related to the dk period, expressed per day, calculated with eight (8) decimal places with rounding;

where:

k	serial number of the DI Rate, ranging from 1 up to nDI;

DIk	DI Rate, of the k series, published by CETIP;

dk	number of business day(s) corresponding to the validity term of the DI Rate, of the k series, with "dk" being a whole number;

FatorSpread	Surtax of fixed interest, calculated with nine (9) decimal places, with rounding;

where:

spread	3.5

DP	number of business days between the (i) Publication date of the Notice to Debenture holders, for the Capitalization Period which ends immediately after the date of publication of Notice to Debenture Holders or (ii) Payment Date of the Remuneration immediately prior, for the other Capitalization Periods, and the current date, with "DP" being a whole number;]

4.2.5 The DI Rate shall be used considering the identical number of decimal places disclosed by the entity responsible for its calculation.

4.2.6 The resulting factor of the expression is considered with sixteen (16) decimal places without rounding.

4.2.7 The product of the daily factors is executed, and in each accumulated daily factor, the result with sixteen (16) decimal places is shortened, applying the next daily factor, and so on up to the last considered one. Once the factors are accumulated, the resulting factor “FatorDI” is considered with eight (8) decimal places, with rounding. The resulting factor of the expression (FatorDI x FatorSpread) is considered with nine (9) decimal places, with rounding.”

(iii) To create a new item 5.6 in Clause V is created, which shall be in the Deed with the following wording:

“5.6 Sale of the Issuer’s Equity Control to Telemar Norte Leste S.A.: The provisions of items 5.1 to 5.5 above are not applied to the sale operation of the Issuer’s equity control to Telemar Norte Leste S.A. or any of its subsidiaries (“Telemar”), as disclosed in the Material Facts dated April 25 and November 21, 2008.

5.6.1 Should the aforementioned sale operation of the Issuer’s equity control to Telemar be materialized, the Issuer shall, at its exclusive discretion, (a) acquire, from debenture holders who request it pursuant to item 5.6.3 below, the Debentures held by them, by their Unit Par Value, plus Remuneration, calculated pro rata temporis up to the date of the effective payment, or (b) change the Remuneration of the Debentures, of 104.0% of the DI Rate capitalized of a 3.5% per annum spread, and acquire, from the debenture holders who request it pursuant to item 5.6.3 below, the Debentures held by them, by their Unit Par Value, plus the Remuneration of 104.0% of the DI Rate, calculated pro rata temporis up to the publication date of the Notice to Debenture holders (as defined below) and DI Rate capitalized of a 3.5% per annum spread, calculated pro rata temporis since the publication date of the Notice to Debenture holders up to the date of the effective payment.

5.6.2 The Issuer’s decision as to the adoption of one of the alternatives mentioned in item 5.6.1 above, shall be disclosed to debenture holders through a notice to debenture holders, which shall be published within twenty (20) days as of the effective date of the transfer of shares representing the Issuer’s equity control to Telemar (“Notice to Debenture holders”).

5.6.2.1 The non-compliance by the Issuer with the obligation in item 5.6.2 above, not remedied within five (5) business days as of the estimated date for the disclosure of the Issuer’s decision, shall be considered an early maturity assumption of the Debentures pursuant to Clause VI.

5.6.3 The debenture holders who wish to sell their Debentures shall have a five (5) business-day term, as of the publication date of the Notice to Debenture holders, to show their interest and inform the number of Debentures they wish to sell pursuant to the procedure to be informed in the Notice to Debenture holders. The Issuer shall pay for the Debentures acquired within five (5) days as of the end of the five (5) business-day term set forth above, in compliance with the procedures provided for in items 4.6. and 4.7 of the Deed.

5.6.4 Should the Issuer choose to change the Remuneration, the provision in clause 4.2.12 above shall be applied, as of the publication date of the Notice to Debenture holders.”

(iv) to authorize the fiduciary agent to enter into the respective amendment to the Deed, aiming at formalizing in contract the resolutions of this GDM.

IX. CLOSURE: There being no further business to discuss, the Chairman adjourned the meeting for the time necessary to draw up these Minutes. After the meeting was resumed, the minutes were read, approved and signed by all attending debenture holders, by the Chairman, by the Secretary, by the representative of the Fiduciary Agent and by the representatives of the Company.

Brasília, December 17, 2008

__________________________________
Chairman – Paulo Jorge Ribeiro Rodrigues

__________________________________
Secretary – Filipe Laudo de Camargo

__________________________________
Brasil Telecom S.A.

__________________________________
Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
Fiduciary Agent

"The Debentures referenced herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and have not been, and may not be, offered or sold in the United States absent such a registration or an applicable exemption from registration. "

Debenture Holders Attendance List

HOLDER’S CORPORATE NAME	ADMINISTRATOR	DEBENTURES
Banco Itau S.A.		430
Basf Sociedade Previdência Privada		49
Bradesco FI RF Master II Previdência	Banco Bradesco S.A.	2 500
Finasa FIF Premium DI	Banco Bradesco S.A.	966
Bram FI Multimercado Plus	Banco Bradesco S.A.	740
Bradesco BJ FIF Dublin	Banco Bradesco S.A.	519
Bradesco FI Multimercado FEB BD	Banco Bradesco S.A.	366
Bram Private FI RF C Privado	Banco Bradesco S.A.	354
Bradesco FI RF Target I	Banco Bradesco S.A.	325
Bradesco FI Renda Fixa ALFA	Banco Bradesco S.A.	318
Bram FI Multimercado Segmento	Banco Bradesco S.A.	308
Bradesco FI Multimercado FBB II CD	Banco Bradesco S.A.	227
Bradesco Private FI RF C Privado	Banco Bradesco S.A.	125
Bradesco FI Multimercado Transformer II	Banco Bradesco S.A.	109
Bradesco Private FI RF	Banco Bradesco S.A.	101
Bram FI RF Target	Banco Bradesco S.A.	98
Bradesco FI Multimercado APREV.	Banco Bradesco S.A.	81
Bram FI RF Credito Privado	Banco Bradesco S.A.	76
Bradesco Fi Multimercado Plus I	Banco Bradesco S.A.	54
Bradesco FIF Composto	Banco Bradesco S.A.	50
Bradesco FI Multimercado FRT100	Banco Bradesco S.A.	39
Bradesco FI Ref DI High	Banco Bradesco S.A.	28
Bradesco FI Multimercado SCORE	Banco Bradesco S.A.	25
Bram FI RF Ima	Banco Bradesco S.A.	25
Fi Renda Fixa Dourado	Banco Bradesco S.A.	22
Bradesco Corporate FI RF C Privado	Banco Bradesco S.A.	18
Bradesco FI Multimercado TEAM	Banco Bradesco S.A.	13
Bradesco FI REF DI Sky	Banco Bradesco S.A.	11
Bradesco FI RF LP Yield	Banco Bradesco S.A.	2
Bradesco FI Multimercado DYNAMIC	Banco Bradesco S.A.	2
Citi DI FI Referenciado LP	Western Asset M. C. DTVM	6 945
Citi Pension FI Renda Fixa LP	Western Asset M. C. DTVM	2 013
Citi Private Credit FI RF LP	Western Asset M. C. DTVM	160
Montreal FI Renda Fixa	Western Asset M. C. DTVM	77
Comshell WA FI Multimercado	Western Asset M. C. DTVM	76
Icatu Hartford NW FI Referenciado DI	Western Asset M. C. DTVM	32

Citi Previdencia FI Referenciado DI	Western Asset M. C. DTVM	30
Citi Previdência Corporate FI Referenciado DI	Western Asset M. C. DTVM	23
Citi Previdência C25 FI Multimercado	Western Asset M. C. DTVM	21
Citiprevidência Corporate C25 FI MUL.	Western Asset M. C. DTVM	8
Banrisul Master FI Referenciado DI LP	Banrisul	1 500
Santander FI Referenciado DI 2	Banco Santander S.A.	14 228
Fundo de Investimento Multimercado S	Banco Santander S.A.	1 061
FI Multimercado SOPHIA Credito Priva.	Banco Santander S.A.	259
Fundo de Investimento Multimercado A	Banco Santander S.A.	249
BB Top RF Moderado FI Renda Fixa LP.	BB Gestão de Recursos DTVM S.A.	8 866
BB Top DI FI Referenciado DI LP	BB Gestão de Recursos DTVM S.A.	5 554
BB Top RF C FI Renda Fixa	BB Gestão de Recursos DTVM S.A.	4 504
BB Top RF Arrojado FI Renda Fixa LP	BB Gestão de Recursos DTVM S.A.	3 423
BB Top DI C FI Referenciado DI	BB Gestão de Recursos DTVM S.A.	2 701
BB Top RF Tradicional FI Renda Fixa LP	BB Gestão de Recursos DTVM S.A.	1 202
BB Top Credito Privado FI Renda Fixa LP	BB Gestão de Recursos DTVM S.A.	1 012
BB Urano 1 FI Renda Fixa Credito Privado LP	BB Gestão de Recursos DTVM S.A.	858
BB Institucional FI Renda Fixa	BB Gestão de Recursos DTVM S.A.	630
BB Top Trade LP FI Multimercado	BB Gestão de Recursos DTVM S.A.	500
BB Milenio 33 FI Renda Fixa	BB Gestão de Recursos DTVM S.A.	340
BB Polo 28 FI Renda Fixa Longo Prazo CP	BB Gestão de Recursos DTVM S.A.	200
BB Atenas 14 FI Renda Fixa Credito Privado	BB Gestão de Recursos DTVM S.A.	200
BB Atacado Misto FI Renda Fixa Credito Privado	BB Gestão de Recursos DTVM S.A.
BB Unicred do Brasil FI RF CP	BB Gestão de Recursos DTVM S.A.	100
BB Unicred Central SP FI RF CP	BB Gestão de Recursos DTVM S.A.	100
BB Olimpo 38 FI RF LP CP	BB Gestão de Recursos DTVM S.A.	50
BB PASA FI RF CP	BB Gestão de Recursos DTVM S.A.	50
BB Polo 1 FI RF CP	BB Gestão de Recursos DTVM S.A.	30
Bram Fundo de Investimento Multimercado	Bram Bradesco Asset	363
Bradesco FI Multimercado C Privado Muralha	Bram Bradesco Asset	249
Bram Private FI Multimercado C Privado Dinamico	Bram Bradesco Asset	147
Bradesco FI Multimercado Prevcummins	Bram Bradesco Asset	48
Bradesco FI Multimercado IHPREV T SYSTEM	Bram Bradesco Asset	27
Santander FI Referenciado Di	Santander Asset Management DTVM	13 386
Santander FI Renda Fixa	Santander Asset Management DTVM	9 469
Fi Renda Fixa Santander Prev. Credito	Santander Asset Management DTVM	9 326
FIC. FI Multimercado Santander BETA	Santander Asset Management DTVM	814
FI Multimercado Institucional Niquel	Santander Asset Management DTVM	232

Santander Fundo de Investimento Inst.	Santander Asset Management DTVM	87
Fundo de Investimento Multimercado P	Santander Asset Management DTVM	71
FI Renda Fixa Santander MILLENIUM C	Santander Asset Management DTVM	70
FI RF Winner	UBS Pactual Serviços Financeiros	20
UBS Cariti FI RF	UBS Pactual Serviços Financeiros	6
FI BV Farol Renda Fixa	Votorantim Asset Management DTVM	1500
EROS FI Multimercado Crédito Privado	CERES – Fundação de Seguridade Social	1500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.